507 Knight Street , Suite B

Richland, WA  99352

Telephone (509) 943-2565  Facsimile (509) 943-2910

March 23, 2007

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549-7010

Attn: Ryan Rohn

Re:

Commodore Applied Technologies, Inc.

Form 8-K Item 4.01

Filed February 13, 2007

File No. 001-11871

VIA:  Facsimile (202) 772-9369;  11 pages total

Dear Mr. Rohn:

This letter responds to the staff’s comments set forth in the February 20, 2007 letter regarding the above-referenced filing.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In connection with our response to the staff’s comments, we hereby acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our responses are as follows:

SEC Comment 1.

In light of your material weaknesses disclosures, provide us with any letter or written communication to and from the former accountants regarding the material weaknesses in internal control over financial reporting, to management or the Audit Committee.

Company Response 1.

The Company herewith provides the staff with copies of each of three (3) letters of correspondence from the former accountants to management or the Audit Committee.  Each of these letters was discussed with management and the Audit Committee.  There is no written communication from management or the Audit Committee to the former accountants regarding the material weaknesses in internal control over financial reporting.

SEC Comment 2.

Also provide us with a schedule of your fiscal year end 2005 fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior periods.  Explain in detail why you believe the timing of each adjustment is appropriate.

Company Response 2.

The Company herewith provides the staff with two (2) schedules of journal entries made to close the December 31, 2005 quarter and year then ended.  There is one schedule each for the parent company Commodore Applied Technologies, Inc, and its subsidiary Commodore Advanced Sciences.  The effects of these journal entries on pre-tax net income (loss) are clearly shown, both in detail and in the aggregate.  The nature and description of each journal entry is disclosed, with explanation of why the Company believes the timing of each adjustment is appropriate.  Additional notes and explanations are provided at the bottom of each schedule as required.

If you should have any questions regarding our response letter, please do not hesitate to contact me at (208) 697-1641.

Respectfully submitted,

___/s/ Ted R/ Sharp________________

Ted R. Sharp

Chief Financial Officer